American Country Holdings Inc.
                           222 N.  LaSalle Street
                           Chicago, Illinois 60601


                               August 4, 1998


   VIA EDGAR SUBMISSION
   Securities and Exchange Commission
   Judiciary Plaza
   450 Fifth Street,  N.W.
   Washington, D. C.  20549

        Re:  American Country Holdings Inc.
             Registration Statement on Form S-3
             FILE NO. 333-52293


   Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Country Holdings Inc. (the "Company") hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-52293) (the "Registration Statement") filed with the Commission on May 11, 1998. The Company originally intended to offer (the "Offer") the holders of its issued and outstanding Common Stock Purchase Warrants (the "Old Warrants") the opportunity to receive, upon the exercise of each such warrant and the payment of the $4.00 per warrant ($1.83 per share) exercise price, 2.19 shares of the Company's common stock (the "Common Stock") and 2.19 Class A Redeemable Common Stock Purchase Warrants in lieu of the 2.19 shares of Common Stock otherwise issuable upon such exercise. The Company planned to use the proceeds of the Offer to reduce the outstanding balance due under a credit agreement. However, since the time the Registration Statement was filed with the Commission, the trading price of the Common Stock, which had been $2.12 on May 7, 1998, has declined, and at times, has been below the $1.83 per share exercise price of the Old Warrants. The Company believes that, as a result of the decline in the trading price of the Common Stock, significantly fewer holders would exercise their Old Warrants pursuant to the Offer than originally anticipated and, consequently, that the diminished proceeds to be received by the Company from the Offer would not be sufficient enough, in light of the expenses of the Offer, to merit undertaking the Offer. The Board of Directors of the Company therefore determined not to proceed with the Offer and to request the withdrawal of the Registration Statement.

        Please acknowledge your consent to the Company's request by entering an order for the withdrawal of the Registration Statement in the file for the Registration Statement.





   Securities and Exchange Commission
   August 4, 1998
   Page 2

        With respect to the Staff s comment letter dated June 19, 1998 relating to the Registration Statement, the Company intends to respond within the next two weeks to the Staff s comments relating to the Company s Form 10-K for the year ended December 31, 1997, Form 10-Q for the three months ended March 31, 1998 and Form 8-K dated July 29, 1997.

        If you would like to discuss the matters set forth herein any further, please contact Stuart Goodman of Schiff Hardin & Waite, counsel to the Company, at (312) 258-5711.


                                 Very truly yours,

                                 /s/Edwin W. Elder
                                 -------------------------------

                                 Edwin W.  Elder
                                 EXECUTIVE VICE PRESIDENT AND
                                   CHIEF OPERATING OFFICER

   cc:  (all via Federal Express)
        Mary Brooks Fraser, Esq.
        Karen J. Garnett, Esq.
        Ms. Clair DeLabar
        Ms. Carol Stacy
        Stuart L. Goodman, Esq.

   bcc: Mr. Martin L. Solomon
        Mr. William J. Barrett